UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)
(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                                    Vail Banks, Inc.
(Name of Issuer)

                                    Common Stock
(Title of Class of Securities)

                                       918779109
(CUSIP Number)

                                    December 31, 2003
(Date of Event Which Requires Filing of This Statement)

            Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                    [  ] Rule 13d-1(b)
                                    [  ] Rule 13d-1(c)
                                    [x] Rule 13d-1(d)

               The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 918779109	13G	Page 2 of 5

1.	NAMES OF REPORTING PERSON Byron A. Rose
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) /_/ (b) /X/
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	5. SOLE VOTING POWER 275,200
6. SHARED VOTING POWER -
7. SOLE DISPOSITIVE POWER 275,200
8. SHARED DISPOSITIVE POWER -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 275,200
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A /_ /
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.20%
12.	TYPE OF REPORTING PERSON* IN

Item 1.           (a)       Name of Issuer:

                                   Vail Banks, Inc.

                        (b)       Address of Issuer’s Principal Executive Offices:

                                    108 South Frontage Road West, Suite 101, Vail, Colorado 81657

Item 2.           (a)        Name of Person Filing:

                                    Bryon A. Rose

                        (b)       Address of Principal Business Office or, if None, Residence:

                                    108 South Frontage Road West, Suite 101, Vail, Colorado 81657

                        (c)        Citizenship:

                                    United States

                        (d)        Title of Class of Securities:

                                    Common Stock, Par Value $1.00 Per Share

                        (e)        CUSIP Number:

                                    918779109

Item 3.                        If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c),
                                   Check Whether the Person Filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[__]	Insurance company as defined in section 3(a)(19) of the Exchange Act.
(d)	[__]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(i)(G);
(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[__]	Group, in accordance with Rule 13d-(b)(1)(ii)(J).

                        Not Applicable.

Item 4.             Ownership.

(a)	Amount beneficially owned:	275,200
(b)	Percent of class:	5.20%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote	275,200
(ii)	Shared power to vote or to direct the vote	-
(iii)	Sole power to vote or to direct the vote	275,200
(iv)	Shared power to vote or to direct the vote	-

Item 5.       Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

                      Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                      Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                        Not applicable.

Item 9.           Notice of Dissolution of Group.

                        Not applicable.

Item 10.          Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2004
(Date)
/s/ Byron A. Rose
(Signature)
Byron A. Rose
(Name/Title)